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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                                  EDnet, Inc.
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                               (NAME OF ISSUER)

                    Common Stock ($.001 par value per share)
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                        (TITLE OF CLASS OF SECURITIES)

                                  281345 10 8
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                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 3, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     281345 10 8                                     PAGE 2 OF 8  PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Liviakis Financial Communications, Inc.
            68-0311399
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States (California)
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                      7   SOLE VOTING POWER
                          880,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            880,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             880,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             15.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
             CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     281345 10 8                                     PAGE 3 OF 8  PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            John M. Liviakis
            ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States (California)
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          125,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            125,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             125,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $.001 par value per share (the "Common Stock"), issued by EDnet, INC., a Colorado corporation (the "Corporation"). The principal offices of the Corporation are located at One Union Street, San Francisco, California 94111.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and John M. Liviakis ("JML"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, its Senior Vice President is Robert B. Prag ("RBP"), and its Chief Financial Officer, Treasurer and Secretary is Renee A. Liviakis ("RAL"). JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL, respectively. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except (i) as otherwise set forth herein, (ii) for interests attributable through their ownership of or positions with LFC, or (iii) for interests attributable through the status of JML and RAL as husband and wife, none of JML, RBP and RAL have any interest in the Corporation's Common Stock.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to Consulting Agreements effective as of January 12, 1996 and January 12, 1997 by and between the Corporation and LFC (collectively the "Consulting Agreements"), the Corporation
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                                                                     Page 5 of 8


has issued to LFC an aggregate of 880,000 shares of the Corporation's Common Stock. Under the Consulting Agreements, LFC has performed and is to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. In addition, JML purchased an aggregate of 125,000 shares of Common Stock from the Corporation in private placements.

         This Schedule 13D is being filed to report 880,000 shares of the Corporation's Common Stock owned by LFC and 125,000 shares of the Corporation's Common Stock owned by JML. LFC had previously filed a Schedule 13G to report its initial holdings of 390,000 shares of the Corporation's Common Stock.

         The 880,000 shares of Common Stock owned by LFC were received in consideration of services rendered. The 125,000 shares of Common Stock owned by JML were acquired from the Corporation at a cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The source of funds used in purchasing the 125,000 shares of Common Stock was JML's personal funds.

4.       PURPOSE OF TRANSACTION.

         LFC and JML hold the shares of Common Stock presently owned by them, respectively, for investment purposes. LFC and JML may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC and JML have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 880,000 shares of Common Stock of the Corporation owned by LFC.

         JML has the sole power to direct the vote or disposition of the 125,000 shares of Common Stock of the Corporation owned by JML.

                 The 880,000 shares of Common Stock that LFC owns, and as to which LFC has or the sole power to direct the vote or disposition, represent approximately 15.9% of that class of securities. The 125,000 shares of Common Stock that JML owns, and as to which JML has or would have the sole power to direct the vote or disposition, represent approximately 2.3% of that class of securities. The 1,005,000 shares of Common Stock which LFC and JML in the aggregate presently own, and as to which either LFC or JML has the sole power to direct the vote or disposition, represent approximately 18.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the advice received by LFC from the Corporation that, as of December 31, 1996, 4,910,465 shares of Common Stock were outstanding.

         During the past sixty days, LFC and JML have engaged in the following transactions in Common Stock:

                 A. On January 22, 1997, RAL (the spouse of JML) sold 1,030 shares in the over-the-counter market at a sales price of $2.19 per share.

                 B. On March 3, 1997, LFC received 490,000 shares as consideration pursuant to the January 12, 1997 Consulting Agreement.

                 C. On March 3, 1997, JML received 125,000 shares through the purchase of 125,000 shares from the Corporation at a price of $1.00 per share.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In the Consulting Agreements and in the subscription agreements relating to the private placements in which JML purchased shares of Common Stock, the Corporation granted to LFC and JML, respectively, certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except as described above, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 above and any other person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement of LFC and JML pursuant to Rule 13d-1(f)


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 4, 1997



                                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                       By: /s/ John M. Liviakis
                                           -----------------------------
                                           John M. Liviakis, President




                                           /s/ John M. Liviakis
                                       ---------------------------------
                                               John M. Liviakis

                                  EXHIBIT "1"

                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc. and John M. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of EDnet, INC., a Colorado corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this 4th day of March, 1997.



                                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                       By: /s/ John M. Liviakis
                                           --------------------------



                                            /s/ John M. Liviakis
                                       ------------------------------
                                                John M. Liviakis